Bionomics Limited

8th August 2008

SEC
Mail Processing
Section

AUG 18 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

[redacted]

08004421

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
AUG 21 2008
THOMSON REUTERS

Stephen Birrell
CFO & Company Secretary

dw 8/20

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
8 August 2008

Bionomics Extends Contract of CEO and Managing Director Deborah Rathjen

Adelaide, Australia: Bionomics Limited (ASX: BNO) today announced the extension of the employment contract of Dr Deborah Rathjen, as CEO and Managing Director until 7 August 2011.

Dr Peter Jonson, Chairman of Bionomics said: The Board is pleased to have extended Dr. Deborah Rathjen's contract, she is a respected member of our team and in the broader biotechnology and pharmaceutical community. She has successfully led Bionomics through a number of company changing events and achieved significant uplift in share value."

Dr Rathjen said: "Bionomics has a great team of experienced and highly motivated people focused on its success. We have a number of important milestones ahead which will continue to define Bionomics as a rising star and I feel privileged to continue at the helm for a further three years."

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Media Enquiries
Therese Minehan
Buchan Consulting
+612 9237 2800 / 0414 388 955
tminehan@bcg.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system. Bionomics was recently ranked in the top 10 in the Deloitte's Technology Fast 50 Australian technology companies.

For more information about Bionomics, visit **www.bionomics.com.au**

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, BNC210, our

available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

END